UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 10, 2008

McDONALD'S CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-5231**	**36-2361282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of principal executive offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On March 10, 2008, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's February and year-to-date 2008 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99   Investor Release of McDonald's Corporation issued March 10, 2008:
       McDonald's Reports February Comparable Sales Up 11.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 12, 2008

By: /s Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued March 10, 2008: McDonald's Reports February Comparable Sales Up 11.7%

EXHIBIT 99

Investor Release

<table>
<tr><td>**FOR IMMEDIATE RELEASE**</td><td>**FOR MORE INFORMATION CONTACT**:</td></tr>
<tr><td>03/10/08</td><td>*Investors*: Mary Kay Shaw, 630-623-7559</td></tr>
<tr><td></td><td>*Media*:   Heidi Barker, 630-623-3791</td></tr>
</table>

McDONALD'S REPORTS FEBRUARY COMPARABLE SALES UP 11.7%

- **U.S. comparable sales rose 8.3% for the month**

- **Europe comparable sales up 15.4% for the month**

- **APMEA comparable sales increased 10.9% for the month**

OAK BROOK, IL – McDonald's Corporation announced today that global comparable sales rose 11.7% for the month and 8.6% for year-to-date February. Systemwide sales for McDonald's worldwide restaurants increased 19.9% in February, or 13.2% in constant currencies. McDonald's February sales results reflect strong performance across each business segment, as well as a benefit of about 4 percentage points from an extra day due to leap year.

"Our focus on our customers around the world continues to deliver results and drive McDonald's global business," said McDonald's Chief Executive Officer Jim Skinner. "Through the Plan to Win, we're committed to providing our customers the menu variety they want, with the convenience and value they expect from McDonald's."

February comparable sales increased 8.3% in the U.S. as McDonald's market-leading breakfast, Premium Roast Coffee and everyday value offerings continue to fuel performance.

In Europe, strong results in the U.K., France, Germany and Russia drove comparable sales up 15.4% for the month. Europe's combination of premium beef and chicken menu selections, balanced with everyday affordability, continues to drive results.

In Asia/Pacific, Middle East and Africa, February comparable sales increased 10.9%. Strong results in Australia, China, Japan and many other markets drove the segment's overall performance as customers continue to enjoy locally relevant and affordable menu choices throughout the day.

Percent Increase	Comparable Sales		Systemwide Sales	
Month ended February 29,	**2008**	**2007**	**As Reported**	**Constant Currency**
McDonald's Corporation	11.7	5.7	19.9	13.2
Major Segments:				
U.S.	8.3	3.1	9.2	9.2
Europe	15.4	5.9	29.3	17.1
APMEA*	10.9	12.3	25.8	13.7
Year-To-Date February 29,				
McDonald's Corporation	8.6	5.3	16.6	10.0
Major Segments:				
U.S.	5.1	3.4	5.9	5.9
Europe	11.7	6.4	25.4	13.4
APMEA*	9.3	8.0	23.3	12.0

* Asia/Pacific, Middle East and Africa

Definitions

- Comparable sales represent sales at all restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, rebuilding and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates.

- Systemwide sales include sales at all restaurants, including those operated by the Company, franchisees and affiliates. Management believes Systemwide sales information is useful in analyzing the Company's revenues because franchisees and affiliates pay rent and/or royalties that generally are based on a percent of sales with specified minimum rent payments.

- The number of weekdays, weekend days and timing of holidays can impact our reported comparable sales. In February 2008, this calendar shift/trading day adjustment consisted of one additional trading day (a Friday) compared with February 2007 due to 2008 being a leap year. The resulting adjustment varied around the world, ranging from approximately +3.5% to +4.2%.

Upcoming Communications

Jan Fields, McDonald's USA Chief Operating Officer, will speak at 8:30 a.m. (Pacific Time) at the JP Morgan Gaming, Lodging and Restaurants Conference on March 27, 2008. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's tentatively plans to release first quarter results on April 22, 2008.

McDonald's is the leading global foodservice retailer with more than 30,000 local restaurants in more than 100 countries. More than 75% of McDonald's restaurants worldwide are owned and operated by franchisees and affiliates. Please visit our website at www.mcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

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